21004801

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-4... SEC Mail Processing

JUN 29 2021

Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2020 (MM/DD/YY) AND ENDING April 30, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centaurus Financial, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 E. Katella, Ste. 200

(No. and Street)

Anaheim	CA	92806
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheri Lejman, CFO/FinOp

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly US, LLP

(Name – *if individual, state last, first, middle name*)

18500 Von Karman Avenue	Irvine	CA	92612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sheri Lejman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centaurus Financial, Inc., as of June 25, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

CLAUDIA RUIZ NAVARRO
Notary Public – California
Orange County
Commission # 2222677
My Comm. Expires Nov 20, 2021

Notary Public

Sheri Lejman
Signature

CFO/FINOP
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTAURUS FINANCIAL, INC.

FINANCIAL STATEMENT AND NOTES TO FINANCIAL STATEMENT

For The Year Ended April 30, 2021

This report is filed in accordance with Rule 17a-5(e)(3) of the Securities and Exchange Commission as a public document.

TABLE OF CONTENTS

APRIL 30, 2021

bakertilly

Baker Tilly US, LLP
18500 Von Karman Avenue
10th Floor
Irvine, CA 92612
United States of America

T: +1 (949) 222-2999
F: +1 (949) 222-2289

bakertilly.com

INDEPENDENT AUDITOR'S REPORT

Directors and Equity Owners
Centaurus Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Centaurus Financial, Inc. (the Company) as of April 30, 2021, and the related notes to the financial statement (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

BAKER TILLY US, LLP

Baker Tilly US, LLP

Irvine, California
June 25, 2021

CENTAURUS FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
April 30, 2021

ASSETS	
Cash and cash equivalents	$23,197,621
Commissions receivable	5,787,666
Receivables from broker-dealers and clearing organizations	125,092
Note receivable from officer	250,000
Prepaid expenses and other assets	2,337,608
Notes receivable from third parties	3,074,990
Investment securities held for trading, at fair value	7,731,220
Investment securities, held-to-maturity	401,998
Property and equipment, net	2,847,629
Right of use asset	2,039,091
Deferred tax asset	1,868,400
Deposits with clearing organizations	100,000
TOTAL ASSETS	$49,761,315
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Commissions payable	$ 7,519,628
Accounts payable and other liabilities	6,881,770
Income tax payable	246,067
Legal reserve	5,911,708
Deferred revenue	1,104,075
Lease liability	2,084,250
Deferred tax liability	51,000
TOTAL LIABILITIES	23,798,498
COMMITMENTS AND CONTINGENCIES (NOTE 9)	
STOCKHOLDERS' EQUITY	
Common stock - no par value, 10,000,000 shares authorized, 137,313 shares issued and outstanding	544,861
Retained earnings	25,417,956
TOTAL STOCKHOLDERS' EQUITY	25,962,817
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$49,761,315

The accompanying notes are an integral part of the financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Centaurus Financial, Inc. (the "Company") is a national broker/dealer licensed to offer securities, investment advisory services and insurance products. The Company is a Registered Investment Advisor ("RIA") with the U.S. Securities and Exchange Commission (the "SEC") and a member of both the Financial Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Founded in 1992, the Company was formed with a focus to provide service, support, technology, and education to independent financial advisers in the securities industry. While the industry as a whole and the Company itself have evolved since the Company's inception, the focus of the Company remains the same as of the date of these financial statements.

The Company is an independent broker/dealer providing a platform for over 600 financial advisors and 350 branch offices across the United States of America. The Company is headquartered in Anaheim, California. The Company is a subsidiary of Federation of Financial Services, Inc. ("FFS"), a holding company. FFS owns 83.75% of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Basis of presentation – The Company's accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Cash and cash equivalents – Cash and cash equivalents are comprised of cash in banks and highly liquid instruments with original maturities of three months or less, primarily consisting of bank time deposits and investments in institutional money market funds. Cash in bank accounts at times may exceed federally insured limits (See Notes 3 and 11).

Revenues - The Company follows Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASC 606"). The Company's revenues are derived from the Company assisting in effecting the execution of clients' purchases of packaged products such as mutual funds, exchange traded funds, variable and fixed insurance products, real estate investment trusts and other securities. Such transactions are effected directly with a product sponsor (accounts held direct) or effected via a clearing arrangement with the Company's clearing broker-dealer. In addition, to a commission based business, as an independent broker-dealer the Company also provides a fee-based business under its registered investment advisory platform, with its two primary third-party custodians. The Company's primary revenues are comprised as follows:

> Commissions revenue – Commission revenue represents sales commissions generated by the Company's financial advisors for their clients' purchases of securities on exchanges and over-the-counter, as well as purchases of other investment products. The purchase of investment products is a single performance obligation. The transaction price varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Commission revenue is recognized at the point of purchase.
>
> The Company is the principal for commission revenue, as it is responsible for the effecting the execution of the clients' purchases and maintains relationships with the product sponsors. The financial advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.
>
> Advisory revenue – Advisory revenue represents fees charged to financial advisors' clients' accounts on the Company's corporate Advisory and Wealth Management platform. The Company provides ongoing investment advice and administrative services for these client accounts. The advisory revenue generated from the Company's corporate RIA platform is based on a percentage of the market value of the eligible assets in these clients' advisory accounts. The percentage is negotiated between the financial advisors and their clients, based on a fee schedule. This series of performance obligations (ongoing investment advice by the financial advisor for the client accounts) occurs over time as the services are performed. The revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenues - (Continued)

The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations and has control over determining the fees, by setting a maximum amount to be charged based on portfolio value. The financial advisors assist the Company in performing its regulatory and other obligations.

Marketing revenue - Marketing revenue represents compensation paid to the Company by certain financial product manufacturers in return for the Company's selling the products of these product manufacturers. The purchase of investment products is a single performance obligation. The transaction price varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Marketing revenue is recognized at the point of purchase.

The Company is the principal in these arrangements as it is responsible for and determines the level of servicing and marketing support it provides to the product sponsors.

Other revenues – Other revenues principally consists of amounts earned by the Company from clearing organizations related to trade facilitation, operational and administrative services fees, and clearing credits; fees charged to the Company's independent representatives for service, support and technology, annual licensing renewals with the FINRA and errors and omission insurance; realized and unrealized losses on investments; and other miscellaneous revenues.

Fair value of financial instruments – The Company's carrying amounts of cash and cash equivalents, commissions receivable, receivables from broker-dealers and clearing organizations, accounts payable and other liabilities, prepaid expenses and other assets approximate their fair values due to their short-term nature and/or as they are receivable or payable upon demand. The fair value of notes receivable is not practicable because they are part of a broader economic relationship with the agents and the agreement provides for potential forgiveness for meeting certain conditions and lack transferability as is typical with other lending agreements. These notes may be forgivable based on certain measures in the agreement as further discussed below.

Prepaid expenses and other assets – The Company's prepaid expenses and other assets include expenses that are prepaid and security deposits.

Notes receivable from third parties - The Company periodically extends credit to its advisors in the form of recruiting loans, commission advances, and other loans. The decisions to extend credit to advisors are generally based either on the advisor's credit history and their ability to generate future commissions. Certain loans made in connection with recruiting are forgivable over the terms of the loan provided the advisor remains licensed through the Company. At April 30, 2021, $2,399,016 of the loan balance could become forgivable. The amount forgiven for the year ended April 30, 2021 was $872,387 and is included in other operating expenses in the accompanying statement of operations. If an advisor terminates their arrangement with the Company prior to the forgivable loan term date, an allowance for uncollectible amounts would be recorded using an analysis that would take into account the advisor's registration status as well as the advisor's ability to repay the outstanding balance due. Management monitors the adequacy of the allowance for uncollectible amounts through periodic evaluations of these loans and actual trends experienced. These loans are unsecured, and for any amounts not forgiven, will earn interest per annum generally ranging from 3% to 4%. As of April 30, 2021, the Company concluded that no such allowance for uncollectible amounts was required.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment securities - Marketable equity securities and debt securities are classified as trading, held-to-maturity, or available-for-sale. Management determines the appropriate classification of securities at the time of purchase and evaluates such designation at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost in the statement of financial condition. Securities that are bought principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value. Investments not classified as either held-to-maturity or trading are classified as available-for-sale and reported at fair value. As of April 30, 2021, the Company had $7,731,220 of investments classified as held-for-trading and reported at fair value within the fair value hierarchy (See Note 3). As of April 30, 2021, the Company had $401,998 of investments classified as held-to-maturity and are reported at amortized cost (See Note 3). As of April 30, 2021, the Company had no investment securities classified as available-for-sale. The Company accounts for its investments in business development companies, real estate investment trusts ("REITS") and limited partnerships which are classified as held for trading in accordance with ASU 2015-07, Fair Value Measurements. Such investments are valued as a practical expedient utilizing the net asset valuations provided by the investee fund manager's net asset value ("NAV") to determine the fair value of these investments that do not have a readily determinable fair value.

Operating leases - The Company leases its office space from third parties under operating leases. Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. The Company recognizes the lease payments as rent expense, which is included in the accompanying statement of operations. See Note 9 for additional information.

Property and equipment – Property and equipment is recorded at historical cost, net of accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Computers and software, as well as furniture and equipment, are depreciated over a period of three to seven years. Buildings and related improvements are depreciated over a period of 15 to 39 years. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Land is not depreciated. Routine repairs and maintenance costs are expensed as incurred. Management reviews property and equipment for impairment whenever events or circumstances indicate the carrying amount of the assets may not be recoverable. No impairment was required for the year ended April 30, 2021.

Income taxes – The Company files its income taxes as part of the consolidated income tax return of its parent. In preparing the financial statements, the Company estimates income tax based upon if the Company filed on a separate return basis. The Company must assess the likelihood that the deferred tax asset will be realized. A valuation allowance is established to the extent that it is more-likely-than-not that such deferred tax asset will not be realized. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowances recorded against the deferred tax asset. Changes in estimates of these taxes may occur periodically due to changes in tax rates, changes in business operations, implementation of tax planning strategies, newly enacted statutory, judicial, and regulatory guidance. These changes could have a material effect on the Company's statements of operations, financial condition or cash flows in the period or periods in which they occur.

The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Based on management's evaluation, there are no uncertain tax positions at April 30, 2021 that would require recognition in the financial statements. The Company is no longer subject to federal or state examinations by taxing authorities for the years before 2016.

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently adopted accounting pronouncements – In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement.* ASU 2018-13 removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. Early adoption is permitted. The Company adopted the provisions of this guidance on May 1, 2020. The adoption had no material impact on the Company's financial statements or related disclosures.

In August 2018, the FASB issued ASU 2018-15, *Intangibles-Goodwill and Other-Internal-Use Software (Topic 350): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract*, which aligns the accounting for costs to implement a cloud computing arrangement that is a service with the guidance on capitalizing costs for developing or obtaining internal-use software. The Company adopted the provisions of this guidance on May 1, 2020. The adoption had no material impact on the Company's financial statements or related disclosures.

Recently issued accounting pronouncements – In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 also requires additional disclosures regarding significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. The Company is required to adopt the provisions of this guidance on May 1, 2021. The adoption of ASU 2016-13 did not have a material impact on the Company's financial statements or related disclosures.

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by active market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the methodologies, and similar techniques that use significant unobservable inputs.

NAV - Investments in other funds are valued at the latest available reported NAV of the respective fund, where their value is based upon the most recent NAV.

The Company's policy is to recognize transfers in and transfers out of the three levels of input as of the date of the event or change in circumstances that caused the transfers. The Company had no transfers between the three levels during the year ended April 30, 2021.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. The realized and unrealized gain on investments recognized which is recorded within other revenues in the statement of operations for the year ended April 30, 2021 was $218,143.

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes the Company's financial assets measured at fair value on a recurring basis:

	Fair Value Hierarchy Classification				
	Level 1	Level 2	Level 3	NAV	TOTAL
Business development companies	$ -	$ -	$ -	$ 41,623	$ 41,623
Real estate investment trusts (REITS)	-	-	-	354,390	354,390
Limited partnerships	-	-	-	56,359	56,359
Bank deposits and money funds	1,311,137	-	-	-	1,311,137
U.S. Treasury bills	5,096,302	-	-	-	5,096,302
Common stock	307,470	-	-	-	307,470
Index funds	86,197	-	-	-	86,197
Fixed income	-	477,742	-	-	477,742
	$ 6,801,106	$ 477,742	$ -	$ 452,372	$ 7,731,220

The following methods and assumptions were used to estimate the fair value for each class of financial investments measured at fair value:

Business Development Companies, REITS, and Limited Partnerships – Business development companies, REITS and limited partnerships are classified as NAV, and are offered on the secondary market as publicly registered, non-traded investment funds, where their value is based upon the most recent NAV.

Bank Deposits and Money Funds – Bank deposits and money funds are short-term commitments with a maturity period of 90 days or less held in the Company's clearing firm's brokerage account that are readily available for the Company to utilize to purchase investments, where their stated value approximates their fair value due to their short-term nature.

U.S. Treasury Bills – The value of U.S. treasury bills is based on quoted prices in active fixed income markets.

Common Stock and Index Funds – The value of common stock and index funds is based on quoted prices in active publicly traded markets.

Fixed Income – The value of fixed income is determined based on the observed values for underlying interest rates and market-determined risk.

The Company's investments in business development companies, REITS and limited partnerships have certain redemption and liquidity restrictions. It is estimated that these investments will be liquidated between 2021 – 2024.

The Company is required to measure certain assets and liabilities at estimated fair value from time to time. These fair value measurements typically result from the application of specific accounting pronouncements under GAAP. The fair value measurements are considered nonrecurring fair value measurements.

The Company reports held-to-maturity investments at amortized cost. The Company has a certificate of deposit with an original maturity date of three years that secures a note payable with that bank. See Note 6 for additional information.

The table below shows the amortized cost, unrealized gain position and fair value of this investment as of April 30, 2021:

	Nonrecurring Fair Value Measurement		
	Amortized Cost	Unrealized Loss	Fair Value
Certificate of deposit	$ 401,998	$ (4,567)	$ 397,431

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and as of April 30, 2021 consists of the following:

Land	$	1,632,737
Building and improvements		1,425,198
Office furniture and fixtures		583,585
Office computers and equipment		469,928
Leasehold improvements		14,594
Vehicles		198,821
		4,324,863
Less accumulated depreciation		(1,477,234)
Property and equipment, net	$	2,847,629

Depreciation and amortization expense was $119,577 for the year ended April 30, 2021.

NOTE 5 - ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities as of April 30, 2021 consists of the following:

Employee paid time off	$	155,775
Accounts payable		784,071
Administrative and other fees received in advance		1,369,617
Employee bonuses		985,800
Seminars and conventions		2,646,847
Other liabilities		939,660
	$	6,881,770

NOTE 6 - NOTES WITH BANK

Note Payable to Bank - The Company obtained financing in connection with the purchase of a corporate office facility. The original terms of the note called for a payoff date of August 15, 2015. The Company subsequently extended the original note for a payoff date of August 15, 2018. On August 15, 2018, the Company entered into an agreement with the bank to extend the note for a second time, with a due date of August 31, 2021. On March 24, 2021, the Company paid the note in full in the amount of $359,420, which included the outstanding principal and accrued interest due. Also on March 24, 2021, the bank released the certificates of deposit, as discussed in Note 3, and no longer required such certificates of deposit to be held as collateral for the note.

NOTE 6 - NOTES WITH BANK (CONTINUED)

Paycheck Protection Program - On April 13, 2020, the Company (the "Borrower"), was granted a loan from a bank in an aggregate amount of $905,100, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020. Under the terms of the PPP, up to the full amount of a PPP loan is forgivable, if the PPP is used for qualifying expenses, during the "covered period" as described in the CARES Act.

The loan, which was in the form of a note (the "PPP Note") dated April 14, 2020 issued to the Borrower by the bank, had an original maturity date of April 14, 2022. On October 6, 2020, the bank amended the PPP Note. Such amendment occurred because the PPP Note was funded prior to June 5, 2020. The October 6, 2020 amendment to the PPP Note specifically amended the following: 1) extended the maturity of the PPP Note from 2 to 5 years and 2) clarified the next payment due date based on current Small Business Administration (the "SBA") program rules, which states that the first payment will be due based on the sooner of 10 months or if there is a loan balance after the SBA renders a decision and remits funds to the bank, rather than the previous due date of payments starting in November of 2020 for the Borrower. The amended PPP Note agreement also points out that borrowers have up to 10 months from the end of their covered period to apply for forgiveness. Lastly, the amended PPP Note did not change the following: 1) the interest rate, which remains at 1.00% per annum, 2) the stipulation that the PPP Note may be prepaid by the Borrower at any time prior to maturity with no prepayment penalties, and 3) the principal amount of the PPP Note which remains the same at $905,100.

On March 15, 2021, the Borrower was officially informed by the bank that the SBA had accepted the Borrower's forgiveness application and that the SBA had forgiven the PPP Note for the full amount of $905,100. Based on this, the Borrower recorded a gain on extinguishment of debt within its statement of operations for the year ended April 30, 2021.

NOTE 7 - REGULATORY

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As of April 30, 2021, the Company had net capital of $14,091,822 which was $12,641,195 in excess of its required net capital of $1,450,627.

NOTE 8 - RELATED PARTIES

Commonality of ownership – Because the Company and other related entities have commonality of ownership and/or management control, the reported operating results and/or financial position of the Company could differ from what would have been obtained if such entities were autonomous.

Administrative services agreement – The Company entered into an administrative services agreement with a related party to provide the Company with educational, staff support, and other administrative services. The terms of this agreement call for a monthly service fee of $265,000. Changes are made based on a management analysis of actual costs. For the year ended April 30, 2021, $3,180,000 has been recorded as an expense in connection with this agreement and is included within other operating expenses in the statement of operations. The administrative and services agreement can be terminated by either party, upon written notice delivered to the other party at least thirty (30) days prior to such termination.

Meeting and event services – The Company received meeting and event services from an affiliate such as support for seminars and conventions, and state registration and licensing services to the Company. For the year ended April 30, 2021, the Company paid $450,312 to such affiliate for these services performed, of which $235,325 is included as an expense within other operating expenses in the statement of operations and $214,987 is netted against respective third-party sponsorship monies received by the Company from third parties for attending its seminars and meetings.

Notes receivable – As of May 1, 2020 the Company had notes receivable from FFS in the amount of $8,806,925. As of such date, this amount is classified as contra-equity in the statement of changes in stockholders' equity. These notes accrued interest at 3% per annum and mature in June and December 2021. The Company entered into these separate note transactions with FFS contemporaneously with FFS making payments to an unrelated third party ("FFS Lender") to which FFS has a note payable (the "FFS Note"). The Company loaned FFS $205,764 to make the final payment on the FFS Note during the year ended April 30, 2021. The FFS Note owed to the FFS lender was paid in full as of June 15, 2020.

NOTE 8 - RELATED PARTIES (CONTINUED)

The original FFS Note called for 83.75% of the Company's stock (which represented 100% of FFS' ownership in the Company) to be pledged against such outstanding balance. On August 21, 2018 Amendment No. 1 to Loan Agreement with Pledge of Stock ("FFS Note Amendment No. 1") was executed between the FFS Lender and FFS, whereby, effective August 21, 2018 only 25% of the Company's stock is required to be pledged against the outstanding balance of the FFS Note. In addition, in accordance with the terms of the FFS Note the Company is required to be in compliance with certain loan covenants and is not permitted to make certain dividends and bonus payments without the approval of the FFS Lender during the term of the FFS Note. Management of the Company believes the Company was in compliance with such covenants, as required by the FFS Note. On November 24, 2020 the Company paid dividends to the Company's stockholders amounting to $6,000,000 as permitted based on parameters outlined in the FFS Note.

On March 1, 2021, FFS and FFS Lender jointly executed the "Notice of Completion, Termination and Release of Loan Agreement and Return of Stock Pledged as Collateral Acknowledgment Letter" or "the Letter." The Letter 1) acknowledged the FFS Note being paid in full as of June 15, 2020, 2) terminated the FFS Note agreement, 3) released FFS of the terms of the FFS Note agreement, and 4) returned the Company's stock pledged as collateral for the FFS Note. Based on this, management of the Company deemed it appropriate to cancel all intercompany notes between FFS and the Company and to further forgive FFS of all such outstanding amounts, due to the Company by FFS. To effectuate this transaction, the Company made an in-kind distribution to FFS in the amount of $9,012,689, as presented in the statement of changes in stockholders' equity.

On June 1, 2016, a stockholder of the Company purchased a building from the Company for $665,000, which approximated its carrying cost in exchange for a note. The note accrues interest at 3.5% per annum and matures on December 31, 2025, via extended terms of the note executed on December 31, 2020. The balance on the note at April 30, 2021 was $250,000.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Office leases – The Company leases its office space from third parties under operating leases and pays rent based on the terms of the lease agreement. The Company incurred rent expense of $573,961 during the year ended April 30, 2021 which is included as rent expense in the accompanying statement of operations. Lease agreement expiration dates, per location, are as follows:

	Expiration Date
California	September 30, 2025
Georgia	January 31, 2022
Virginia	February 28, 2023

The table below presents lease related assets and liabilities reported in the accompanying statement of financial condition at April 30, 2021:

Assets:	
Operating lease right-of-use asset	$ 2,039,091
Liabilities:	
Lease liability	$ 2,084,250

The table below, presents supplemental information related to the Company's operating leases during the year ended April 30, 2021:

Weighted average remaining lease term	3 years
Weighted average discount rate	7.8%

NOTE 9 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Maturities of lease liabilities as of April 30, 2021 are as follows:

Fiscal year ending 2022	$	415,664
Fiscal year ending 2023		666,430
Fiscal year ending 2024		356,719
Fiscal year ending 2025		672,949
Fiscal year ending 2026		286,213
Total minimum lease payments		2,397,975
Less imputed interest		(313,725)
Present value of future minimum lease payments	$	2,084,250

Litigation and claims - In the ordinary course of business, the Company is routinely a defendant in or party to pending and threatened legal actions and proceedings brought on behalf of various claimants, some of which seek material and/or indeterminable amounts. Certain of these actions and proceedings are based on alleged violations of consumer protection, securities and other laws and may involve claims for substantial monetary damages asserted against the Company.

The Company maintains Errors and Omissions ("E&O") insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, in cases with origination dates from January 1, 2016 to December 31, 2017, the self-insured retention is $3,000,000 per calendar year, for all claims combined that are made in that calendar year such that the Company's exposure is limited to $3,000,000 per policy year, subject to policy limitations, individual claim retention amounts and exclusions. In cases with origination dates from January 1, 2018 to December 31, 2018, the self-insured retention is $2,000,000 per calendar year, for all claims combined that are made in that calendar year such that the Company's exposure is limited to $2,000,000 per policy year, subject to policy limitations, individual claim retention amounts and exclusions. Lastly, in cases with origination dates after December 31, 2018, the self-insured retention is $1,500,000 per calendar year, for all claims combined that are made in that calendar year such that the Company's exposure is limited to $1,500,000 per policy year, subject to policy limitations, individual claim retention amounts and exclusions.

The Company also maintains a fidelity bond to protect itself from potential damages and/or legal costs related to fraudulent activities pursuant to which the Company's exposure is usually limited to a $100,000 deductible per case, subject to policy limitations and exclusions.

The Company recognizes a legal liability when management believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Conclusions on the likelihood that a liability has been incurred and estimates as to the amount of the liability are based on consultations with the Company's general counsel who, when situations warrant, may engage and consult external counsel to assist with the evaluation and handle certain matters. Legal fees for defense costs are accrued on the basis of an estimate of future legal costs and classified legal services within the statement of operations.

As of April 30, 2021, the Company had a legal reserve of $5,911,708 relating to the Company's defense in various legal matters. The amount actually paid in relation to these legal matters may differ from the year end accrual.

With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The ultimate impact on the Company and its customers cannot be determined as of the date of this report and, as such, no adjustments related to this matter were made to the accompanying financial statements.

NOTE 10 - INCOME TAXES

The Company is included in the consolidated federal and state income tax returns filed by its parent. Federal and state taxes are calculated as if the Company filed separate income tax returns.

The Company operates, for tax purposes, pursuant to a tax sharing arrangement by which certain tax attributes are limited or otherwise modified by virtue of being a group member. To the extent the tax sharing agreement differs from the tax method of allocation pursuant to FASB ASC 740-10-30-27 and 28, such difference between the amount paid or received (tax sharing agreement) and the settlement (method of allocation) will be treated as a dividend or capital contribution. As a member of the parent, the Company is severally liable for certain Federal and state income liabilities. Under the arrangement, the parent makes all the decisions with respect to all matters relating to taxes of the consolidated tax group. The provisions of the arrangement takes into account both the Company separately and the Company as a member of the consolidated tax group. As a result, the Company may incur tax liabilities greater than on a separate basis. The Company has a due to parent balance of $475,987 as of April 30, 2021 related to this tax sharing arrangement which is included in accounts payable and other liabilities in the accompanying statement of financial condition.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and accrued legal reserves (expensed for financial statement purposes but not deductible for income tax purposes until paid). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of April 30, 2021, the deferred tax asset was $1,868,400 and the deferred tax liability was $51,000.

The Company had obtained a PPP Note in the prior fiscal year in the amount of $905,100 (Note 6). For federal tax purposes the expenses utilized with these funds have been fully deducted on the consolidated tax return. For state tax purposes, the Company did not meet the gross income reduction test, as outlined by California tax law, and thus the expenses were not deductible.

The current and deferred portions of the income tax included in the statement of operations for the year ended April 30, 2021 is as follows:

	Current	Deferred	Total
Federal	$ 1,428,936	$ (149,200)	$ 1,279,736
State	696,450	$ (47,100)	649,350
	$ 2,125,386	$ (196,300)	$ 1,929,086

NOTE 10 - INCOME TAXES (CONTINUED)

The Company's effective tax rate differs from its expected federal statutory rate as a result of permanent items, state taxes and adjustments to tax accounts for filed returns. Components of the Company's deferred tax assets and liabilities as of April 30, 2021 are as follows:

Deferred tax assets:		
Legal reserve	$	1,654,300
Lease liability		12,600
Accrued vacation		43,600
Other		(2,300)
State taxes		160,200
Total	$	1,868,400
Deferred tax liability:		
Depreciation on property and equipment	$	51,000

NOTE 11 - CONCENTRATIONS OF CASH

At April 30, 2021, the carrying amount of the Company's cash and cash equivalents, held at three banking institutions, was $23,197,621. Each institution insures amounts of $250,000 provided by the Federal Deposit Insurance Corporation.

NOTE 12 - RETIREMENT PLANS

The Company has a defined contribution 401(k) plan (the "Plan") covering all of its eligible employees. The Plan is subject to limitations set forth by the Internal Revenue Code. Eligible employees can contribute up to 20% of their gross compensation, subject to annual limitations. During the year ended April 30, 2021, the Company made matching contributions of $122,186.

NOTE 13 - OFF-BALANCE SHEET RISK

Off-balance sheet financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, forward mortgage-backed trade, securities purchased and sold on a when issued basis (when-issued securities), and interest rate swaps. Derivative financial instruments may be used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions may be entered into for trading purposes or to economically hedge other positions or transactions. Futures and forward contracts and to-be-announced securities and when-issued securities provide for the delayed delivery of the underlying instrument.

As of April 30, 2021, and for the year then ended, the Company had not entered into or was a party to off-balance sheet financial instruments in its normal course of business as referred to in the aforementioned paragraph.

NOTE 14 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 25, 2021, the date at which the financial statements were available to be issued. On June 2, 2021, the Company reached a settlement with the Securities and Exchange Commission (the "SEC Settlement") related to the Share Class Selection, 12b-1 Fees and Revenue Sharing Matter, where the Company has agreed to pay a settlement in the amount of $1,281,396. This settlement amount is included in the Company's legal reserve discussed at Note 9. Further, as required by the SEC, said settlement funds were deposited by the Company into an escrow account, with a bank, on June 10, 2021, where said funds will be administered by a third-party. The Company has concluded that no other events have occurred subsequent to April 30, 2021 which require consideration as adjustments to or disclosure in its financial statements.